Yoel Kranz 617.570.1760 ykranz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 15, 2011

VIA EDGAR AND EMAIL TRANSMISSION

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:                    Christopher Chase

Re:                             Atlantic Power Corporation
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176257

Ladies and Gentlemen:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments received on September 7, 2011 from the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Registration Statement on Form S-1 (File No. 333-176257 ) (the “Registration Statement”) filed with the Commission on August 12, 2011.  The Company is concurrently filing Amendment No. 1 to the Registration Statement, which includes changes to reflect responses to the Staff’s comments.  We will separately deliver to you via email a redline copy of Amendment No. 1, marked to show changes from the Registration Statement.

Set forth below are the Company’s responses to your comment letter.  For your convenience, we have reproduced herein each of your numbered comments in bold font before the Company’s response thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 1.

Incorporation by Reference of Certain Documents, page 86

1.              Please revise your incorporation by reference to include your Form 8-K filed June 20, 2011 and your Form 10-Q for the quarter ended June 30, 2011.

Response:  In response to the Staff’s comments, we have revised our incorporation by reference on page 86 of the Amendment No. 1 to include our Form 8-K filed June 20, 2011 and our Form 10-Q for the quarter ended June 30, 2011.

Consolidated Financial Statements of CPILP, page F-1

2.              Please update for the quarter ended June 30, 2011.

Response:  We have updated the consolidated financial statements of CPILP for the quarter ended June 30, 2011 (as well as the summary and selected financial data, and the unaudited pro forma financial information, where they appear in  Amendment No. 1).

Item 17.  Undertakings, page II-2

3.              Please include the undertaking required by Item 512(a)(5)(ii).

Response: In response to the Staff’s comments, we have revised the disclosure on page II-3 of the Amendment No. 1 to include the undertaking required by Item 512(a)(5)(ii).

Signatures, page II-4

4.              We note that there is no indication that your principal accounting officer or controller has signed your filing as required by Form S-1.  Please revise.  See Instruction 1 to Signatures on Form S-1.

Response:  In response to the Staff’s comments, we have revised the signature page of the Amendment No. 1.  Please note that Lisa Donahue, the Interim Chief Financial Officer of the Company, is currently both the principal financial officer and principal accounting officer of the Company.

Exhibit 5.1 Opinion of Goodmans

5.              Please file the legal opinion in a timely manner so that we may have sufficient time to review it before you request that your registration statement become effective.

Response: In response to the Staff’s comments, we respectfully advise the Staff that we have filed the final form of the legal opinion of Goodmans as Exhibit 5.1 to the Amendment No. 1 and that the executed opinion will be filed by an amendment on or prior to the effective date of the Registration Statement.

* * * * *

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the Amendment No. 1, please contact me at 617.570.1760.

Very truly yours,

/s/ Yoel Kranz

Yoel Kranz, Esq.
Goodwin Procter LLP

cc:	Barry Welch, Atlantic Power Corporation
Laura Hodges Taylor, Esq., Goodwin Procter LLP